Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

(Minutes of a Meeting of the Ultrapar Participações S.A., of 12.11.2007)

ULTRAPAR PARTICIPAÇÕES S.A.
NIRE 35.300.109.724 - CNPJ/MF 33.256.439/0001-39
Publicly-Traded Company

Minutes of a Meeting of the Board of Directors (12/2007)
Held on November 12, 2007

1.           Date, Time and Location. Held on November 12, 2007 at 9 a.m. at the company headquarters, of Ultrapar Participações S.A. (“ULTRAPAR”), located at Avenida Brigadeiro Luiz Antonio, 1343, 9º andar, in the City of São Paulo, in the State of São Paulo.

2.           Convening and Presence. Duly convened and assembled with the presence of (including participants by telephone) Mrs. Paulo Guilherme Aguiar Cunha, Lucio de Castro Andrade Filho, Ana Maria Levy Villela Igel, Renato Ochman, Nildemar Secches, Paulo Vieira Belotti and Olavo Egydio Monteiro de Carvalho, members of the Board of Directors of ULTRAPAR, in accordance with Articles 9 and 10 of ULTRAPAR'S bylaws. Present also, under the terms of Article 163, §3º of Law Nº 6.404/76, were members of the Fiscal Council of ULTRAPAR, Mrs. Flavio César Maia Luz, Mario Probst, Raul Murgel Braga, Wolfgang Eberhard Rohrbach and John Michael Streithorst and executive officers of ULTRAPAR, Srs. Pedro Wongtschowski and André Covre.

3.           Presiding at the Board. Paulo Guilherme Aguiar Cunha - Chairman and Lucio de Castro Andrade Filho  - Secretary.

4.           Deliberated Matters.  The Presiding Chairman announced that the object of the meeting was to deliberate on the exchange of shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and by Companhia Brasileira de Petróleo Ipiranga (“CBPI”) by ULTRAPAR (“Share Exchange”). The members of the Board of Directors recognized that the Share Exchange is of the interest of ULTRAPAR and its shareholders, in order to simplify the corporate structure of the Ipiranga Group, concentrating all the shareholders into one publicly-traded company, allowing an alignment of all the shareholders' interests, increasing the market capitalization and share liquidity of ULTRAPAR and the participation of the shareholders of RPI, DPPI and CBPI in a company that is recognized for its high standards of corporate governance. After the presentation of the necessary clarifications by the Executive Officers, and receiving a favourable opinion from the Fiscal Council for the Share Exchange, the members of the Board of Directors examined and discussed the documents presented by the directors including the “Protocol and Justification for the Exchange of Share issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, the “Protocol and Justification for the Exchange of Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, the “Protocol and Justification for the Exchange of Shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.” and the documents referring to therein. In particular, considering the position of certain minority shareholders with regard to the intended Share Exchange, they carefully examined and discussed the reports prepared by Deutsche Bank and Credit Suisse according to which RPI, DPPI, CBPI and ULTRAPAR were evaluated in order to establish the exchange ratio between the shares of RPI, DPPI, CBPI and ULTRAPAR. Based on this examination and discussion, the board members concluded that, in their best judgement, such reports were prepared according to

(Minutes of a Meeting of the Ultrapar Participações S.A., of 12.11.2007)

the concepts and assumptions which these banks used freely and independently in the exercising of their tasks. Thus, exercising their fiduciary duty in the fulfilment of their responsibilities, under the terms of articles 153, 154 and 155 of Law Nº 6.404/76, and having verified that the documents referred to below and the Share Exchange conform to legal and statutory requirements, decided to submit the proposal for the Share Exchange to the shareholders of ULTRAPAR under the terms and conditions of the “Protocol and Justification for the Exchange of Shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and its annexes, signed by the executive boards of RPI and ULTRAPAR on November 9, 2007, of the “Protocol and Justification for the Exchange of Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and its annexes, signed by the executive boards of DPPI and ULTRAPAR on November 9, 2007 and the “Protocol and Justification for the Exchange of Shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.”, and its annexes, signed by the executive boards of CBPI and ULTRAPAR on November 9, 2007. The Board of Directors authorised the Executive Officers to provide the publication of the Convening Notice for the convening of an Extraordinary Shareholders Meeting to deliberate on the Share Exchange, as well as practice all the necessary acts to implement these operation.

5.           Quorum for deliberations: All the deliberations above were voted on and approved in their entirety by all the members present, except for Renato Ochman, who abstained from voting.

6.           Closing of the Meeting.  The Presiding Chairman, having offered the opportunity for any party to pronounce, none having done, declared the meeting closed, the minutes of which being duly transcript, read and approved by all those present undersigned.

São Paulo, November 12, 2007

/s/ Paulo Guilherme Aguiar Cunha	/s/ Lucio de Castro Andrade Filho
Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho

/s/ Ana Maria Levy Villela Igel
Ana Maria Levy Villela Igel	Renato Ochman

/s/ Nildemar Secches	/s/ Paulo Vieira Belotti
Nildemar Secches	Paulo Vieira Belotti

/s/ Olavo Egydio Monteiro de Carvalho
Olavo Egydio Monteiro de Carvalho

(Minutes of a Meeting of the Ultrapar Participações S.A., of 12.11.2007)

Members of the Fiscal Council:

/s/ Flavio César Maia Luz	/s/ John Michael Streithorst
Flavio César Maia Luz	John Michael Streithorst

/s/ Mario Probst	/s/ Raul Murgel Braga
Mario Probst	Raul Murgel Braga

/s/ Wolfgang Eberhard Rohrbach
Wolfgang Eberhard Rohrbach

Executive Officers of the Company

/s/ Pedro Wongtschowski	/s/ André Covre
Pedro Wongtschowski	André Covre

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Ultrapar’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Ultrapar stockholders to approve the related share exchange, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to Ultrapar’s most recent reports filed with the SEC.  Ultrapar and the Target Companies are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Ultrapar and the Target Companies. In connection with the proposed transaction, Ultrapar has filed with the SEC a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters.  Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.